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                             December 7, 2020

       Zhuoqin Huang
       Chief Executive Officer
       Pop Culture Group Co., Ltd
       Room 102, 23-1 Wanghai Road
       Xiamen Software Park Phase 2
       Siming District, Xiamen City, Fujian Province
       The People   s Republic of China

                                                        Re: Pop Culture Group
Co., Ltd
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted November
13, 2020
                                                            CIK No. 377-03160

       Dear Mr. Huang:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Risk Factors
       Our financial condition, results of operations..., page 9

   1. You disclose that between February and May 202, all of the events you expected to host or plan and execute
were cancelled. We note your list of representative events beginning on page 77, and it
appears the last live event through the period ended June 30, 2020 was in January. Please
clarify in the risk factor and elsewhere as appropriate whether you have resumed live
events or if all of your events are online.
 Zhuoqin Huang
Pop Culture Group Co., Ltd
December 7, 2020
Page 2

       You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.



FirstName LastNameZhuoqin Huang                         Sincerely,
Comapany NamePop Culture Group Co., Ltd
                                                        Division of Corporation
Finance
December 7, 2020 Page 2                                 Office of Trade &
Services
FirstName LastName